AUG 19 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 19)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

02047994

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 16, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission.

Document Number	Description
1.	Nineteenth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and
2.	Notice Under Section 650D Of The Corporations Act (Extension of Offer Period).

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

4

PLACER DOME ASIA PACIFIC LIMITED

NINETEENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002, 31 July 2002, 2 August 2002, 6 August 2002, 7 August 2002 and 8 August 2002 ("**Previous Supplementary Bidder's Statements**"). This Nineteenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome. Inc in relation to the announcement by AurionGold of a dividend on 13 August 2002 and the extension of the Offer from 6:00pm (Sydney time) on Friday 16 August 2002 until 6:00pm (Sydney time) on Friday 30 August 2002.

A copy of the attached press release and an additional acceptance form will be sent to all AurionGold shareholders.

Dated: 16 August 2002

SIGNED by **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 16 August 2002.

John S Loney

John Loney
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 16 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, August 16, 2002; Brisbane, Australia, August 16, 2002: Placer Dome Inc. ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, has extended the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") to 6:00pm (AEST) on Friday, 30 August 2002.

Placer Dome currently holds more than 28% of AurionGold's shares, making Placer Dome the company's largest shareholder. The Offer of 17.5 Placer Dome shares for every 100 AurionGold shares and 35 cents per share values AurionGold at A$3.21 per share based on Placer Dome's closing share price on 14 August 2002 on the Toronto Stock Exchange ("TSX") and the exchange rate at the close of the TSX on 14 August 2002.

Placer Dome notes the declaration on 13 August 2002 by AurionGold of a final fully franked dividend of 7 cents per share for AurionGold shareholders of record as of 23 August 2002. In light of this Placer Dome has extended its offer to provide AurionGold shareholders with further time to tender their shares.

Shareholders who have not yet accepted the Offer, have choices including the following:

1. Accept the Offer On or Before 19 August

AurionGold shareholders whose acceptances are received on or before 19 August 2002, will receive 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of 35 cents per AurionGold share and will also receive the Placer Dome interim dividend. The dividend has a value to AurionGold shareholders of approximately 1.6 cents per AurionGold share. These shareholders will not be eligible for AurionGold's dividend.

2. Accept the Offer On either 20 or 21 August

AurionGold shareholders should be aware that if their acceptance is received on either 20 or 21 August they will receive 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of 35 cents per AurionGold share but will not be eligible to receive either the Placer Dome or the AurionGold dividend.

3. Accept the Offer On or After 22 August and up Until the Scheduled Closing Date

AurionGold shareholders whose acceptances are received on or after 22 August 2002 and up until the scheduled closing date of the Offer will receive:

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com
PLACER DOME INC.

1. The AurionGold fully franked dividend of 7 cents per share; and
2. 17.5 Placer Dome shares for every 100 AurionGold shares and a reduced cash payment of 28c for every AurionGold share. Under the terms of the Offer, Placer Dome is obliged to reduce the consideration payable to shareholders by 7 cents per AurionGold share for those shares entitled to the AurionGold dividend.

4. Do Nothing
AurionGold shareholders who are considering this choice should carefully consider the following:

- **Risk of a significant fall in AurionGold's share price if the Offer closes:** The Offer is scheduled to close at 6:00pm (AEST) on Friday 30 August 2002. AurionGold shareholders need to carefully consider the risk of the price of their shares falling significantly if the Offer closes. If AurionGold's share price had tracked the FT All Gold Mines Index since the announcement of the Offer the AurionGold share price would now be A$2.61. The revised Offer represents a substantial premium to that theoretical price;

- **Risk of falling AurionGold liquidity:** Placer Dome has received acceptances for over 28% of AurionGold and almost 50% of AurionGold's issued capital is now held by the company's three largest shareholders. As a consequence, the market liquidity of AurionGold shares and the company's weighting in Australian Stock Exchange ("ASX") indices is likely to be reduced. AurionGold shareholders who do not accept the offer may end up holding an investment with less liquidity and potentially less investor appeal; and

- **Placer Dome's Offer is the only offer for all of AurionGold's shares:** Despite AurionGold seeking rival bids, it is now clear that there is no alternative offer for the company. Given Placer Dome now owns over 28% of AurionGold, the likelihood of a rival offer emerging is extremely limited.

5. Sell Shares on Market
It is also possible for shareholders to sell their AurionGold shares on the ASX for cash prior to the close of the Offer. AurionGold shareholders should be aware that they will have to pay brokerage if they sell their shares on the ASX.

Commenting on the progress of the Offer, Jay Taylor President and Chief Executive Officer of Placer Dome said:

"Our current holding of over 28% of AurionGold makes Placer Dome by far the largest AurionGold shareholder. We want to provide remaining AurionGold shareholders with the opportunity, prior to tendering their shares, to receive the AurionGold dividend.

"We urge AurionGold shareholders to carefully consider whether they want to run the risk of getting caught in a potentially less liquid and less appealing investment if they do not accept the Offer. In Placer Dome's opinion there is also the very real risk that the price of AurionGold shares will fall significantly if Placer Dome's offer closes.

"We strongly encourage the remaining AurionGold shareholders to accept our Offer and participate in the value expected to be created from this compelling combination."

Offer status
The Offer is open and capable of immediate acceptance. It is scheduled to close at 6:00pm (AEST) on Friday 30 August 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002. A further acceptance form has been posted to all remaining AurionGold shareholders. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

On the Internet: www.placerdome.com

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

Document 2

NOTICE UNDER SECTION 650D OF THE CORPORATIONS ACT EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**").

Extension of Offer Period

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 6.00 p.m. (Sydney time) on Friday 16 August 2002 to 6.00 p.m. (Sydney time) on Friday 30 August 2002.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 16 August 2002

SIGNED by **JOHN LONEY** and **STUART MACKENZIE** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 16 August 2002.

John Loney
Director

Stuart MacKenzie
Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 16 August 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/J. Donald Rose
Name: J. Donald Rose

Title: Executive Vice President, Secretary & General Counsel

August 19, 2002